Exhibit 12



                       COLONIAL REALTY LIMITED PARTNERSHIP
                       RATIO OF EARNINGS TO FIXED CHARGES



         CRLP's ratio of earnings to fixed charges for the three months ended March 31, 2004 and 2003, was 1.70 and 1.73, respectively.

         The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of pre-tax income from continuing operations before income, loss from equity investees, extraordinary gain or loss, gains on sales of properties, distributed income of equity investees, excluding interest costs capitalized plus fixed charges. Fixed charges consist of interest expense (including interest costs capitalized) and amortization of debt issuance costs.


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